Exhibit 99.1

Breeze Holdings Acquisition Corp. Announces Definitive Agreement to Merge with TV Ammo, Inc.

TV Ammo, Inc. is an Advanced Technology Manufacturing Company Focused on Revolutionizing the Ammunition Industry Through the Use of Composite Materials

Pro Forma for the Transaction, Combined Company is Expected to Have Approximately $76.8 Million in Cash with an Estimated Enterprise Value of Approximately $1.2 Billion

Expected to be Listed on Nasdaq Capital Market Following Anticipated Transaction Close in First Quarter of 2023

TV Ammo, Inc. Recently Entered into a Landmark Partnership with Bass Pro Shops and Cabela’s (“Bass Pro”)

Conference Call to Discuss the Proposed Transaction Will be Held Today at 8:00 a.m. ET

Irving, Texas and Garland, Texas, November 1, 2022 – Breeze Holdings Acquisition Corp. (Nasdaq: BREZ) (“Breeze Holdings”), a publicly traded special purpose acquisition company, has entered into a definitive agreement to merge with TV Ammo, Inc. (“True Velocity” or the “Company”), an advanced technology manufacturing company aimed at disrupting the global ammunition industry. Following the closing, Breeze Holdings will be renamed “True Velocity, Inc.”

Developing Advanced Solutions for an Antiquated Global Industry

True Velocity is an advanced technology manufacturing company focused on developing and producing ammunition utilizing cutting-edge composite materials for military, law enforcement and commercial applications. Through its state-of-the-art, composite-cased cartridges, the Company is on a mission to revolutionize the ammunition industry by giving end users unmatched accuracy, repeatability, and reliability.

True Velocity has designed an advanced, lightweight composite-cased cartridge that:

●	Results in an approximate 30% weight reduction as compared to traditional brass-cased cartridges;

●	Provides exceptional accuracy and consistency;

●	Reduces heat transfer to the weapon platform resulting in less wear and tear;

●	Provides substantial shipping and logistical cost savings while enhancing strategic and operational benefits;

●	Achieves greater safety for users by eliminating heavy metals such as lead from the cartridge case and reduces the likelihood of heat-induced discharge;

●	Allows for a significant reduction in production footprint;

●	Scales and adapts to all calibers; and

●	Drives production advancement to support distributive manufacturing in support of on-demand production and near-end user distribution.

The Company has approximately 300 patents issued and pending surrounding its products, technology, and innovative manufacturing processes.

True Velocity is aiming to disrupt the way ammunition has historically been manufactured through the development of modular, portable production cells, each of which is capable of producing more than 15 million rounds per year on a compact footprint. True Velocity’s advanced manufacturing cells employ best-in-class autonomous production and assembly processes while simultaneously providing and analyzing comprehensive quality control and inspection data.

True Velocity Partnership with Bass Pro Shops and Cabela’s (“Bass Pro”)

On October 31, 2022, True Velocity and Bass Pro, North America’s premier outdoor and conservation company, entered a 3- to 5-year strategic partnership through which True Velocity will sell its ammunition across all channels within Bass Pro, the #1 outdoor retailer in the world. The shared intent is to expand this unique relationship leveraging True Velocity’s advanced manufacturing technology and Bass Pro’s significant market presence to optimize the production, distribution, and sale of ammunition within the U.S. commercial market.

The initial companywide order will place and amplify True Velocity products in 127 Bass Pro locations this quarter. True Velocity plans to introduce additional SKUs for multiple calibers during 2023 with continued Bass Pro amplification to highlight the future of ammunition.

The strategic partnership will also establish a Bass Pro/True Velocity ammunition subscription service designed to seamlessly service the 200+ million customers that visit a Bass Pro each year with delivery direct to their front door. It is a shared goal of True Velocity and Bass Pro that hunters and recreational shooters will never experience empty shelves again.

Bass Pro is the leading retailer for those passionate about the outdoors. With retail stores across North America, an exceptional online shopping experience and more than 200 million annual customers, Bass Pro provides True Velocity with significant exposure to a large consumer base in the retail sector.

Management Commentary

“True Velocity was founded with the mission to revolutionize the global ammunition industry, providing customers with a technologically advanced cartridge that outperforms traditional brass-cased solutions,” said Kevin Boscamp, Chairman and Co-CEO of True Velocity. “We are advancing this mission not only with our innovative, composite-cased cartridge but also in the way we manufacture ammunition, developing infrastructure advancements that allow modular production cells to be deployed anywhere in the world. We believe we are a scalable solution to an inefficient and undersupplied industry. With a significant intellectual property and trade secret portfolio, we intend to be a global disrupter for years to come. We have invested significant capital into product development, IP, and the manufacturing process over the last decade, and we are thrilled to now finally usher in this revolutionary product and offer the best ammunition to all our customers.

“We believe that partnering with Breeze provides us with the financial resources and experienced partners necessary for us to accelerate our growth. I look forward to working closely with their team as we strive to execute our strategic objectives, drive attractive margins, and create long-term value for our customers and our shareholders.”

Chris Tedford, Co-CEO of True Velocity, stated: “We believe that True Velocity is well-positioned for substantial revenue growth given new partnerships with companies like Bass Pro Shops and Cabela’s, as well as opportunities to expand our distribution channels. We expect the proceeds from this transaction will allow us to achieve our target manufacturing capacity of 50-60 million rounds in 2023, and we look forward to working with our global partners to expand our market share.”

J. Douglas Ramsey, Ph.D., Chairman and CEO of Breeze Holdings, commented: “At Breeze, we set out to find a company with emerging technologies looking to disrupt its industry and deliver outsized growth. After assessing numerous opportunities, we believe we have found just that company in True Velocity. Its products represent a significant advancement in an antiquated industry. We look forward to partnering with their team to support the execution of its strategic priorities and deliver long-term shareholder value.”

True Velocity Key Investment Highlights

●	Innovative, Technology-Driven Manufacturing Process: Breeze Holdings believes that True Velocity’s proprietary automated manufacturing capabilities enable scalability, leverage technology to maximize production capacity and efficiencies, and drive the reality of distributive global manufacturing.

●	Proprietary Technology Supported by a Substantial IP Portfolio: A significant IP portfolio that Breeze Holdings estimates is worth multiple times invested capital strategically positions True Velocity to become the leading disruptor in the ammunition and manufacturing market and facilitates global licensing opportunities.

●	Significant Advancement in Performance: True Velocity has identified approximately 30 attributes that positively differentiate its composite-cased cartridges as compared to traditional brass rounds.

●	Considerable and Undersupplied Global Defense and Commercial Markets: True Velocity’s global addressable market is estimated at over $24 billion, representing significant growth opportunities in a historically trailing-edge landscape that is poised for disruption.

●	World-Class Leadership Team with Significant Domain Expertise: True Velocity is led by a deep bench of tenured leaders with a shared strategic vision to drive growth and profitability over the long-term.

●	Attractive Financial Trajectory: True Velocity’s manufacturing innovations, combined with an annual recurring revenue stream, are expected to drive a strong growth trajectory with significant profitability potential.

Transaction Overview

Under the terms of the business combination agreement, a wholly owned subsidiary of Breeze will merge with and into TV Ammo, with TV Ammo surviving as a wholly owned subsidiary of Breeze. Upon closing, Breeze Holdings will be renamed True Velocity, Inc. and its common stock is expected to trade on the Nasdaq Capital Market.

Assuming no redemptions, the combined company will have an estimated post-transaction enterprise value of $1.21 billion, consisting of an estimated equity value of $1.24 billion, $76.8 million in cash and $50.0 million in debt. Cash proceeds raised will consist of Breeze Holdings’ $17.7 million cash in trust (before redemptions and payment of any transaction expenses) and $100 million in anticipated new capital, expected to be split between debt and equity.

True Velocity intends to use the proceeds from the transaction to facilitate expansion into new markets and distribution channels, increase manufacturing capacity to 50-60 million rounds in 2023, and fund general corporate and marketing expenses associated with its anticipated growth plans.

The transaction has been unanimously approved by the boards of directors of both True Velocity and Breeze Holdings. It is expected to close in the first quarter of 2023, subject to regulatory and stockholder approvals, and other customary closing conditions. Additional information may be found in the Current Report on Form 8-K that was filed by Breeze Holdings today with the U.S. Securities and Exchange Commission.

Upon completion of the transaction, True Velocity will continue to be led by Kevin Boscamp, Founder, Chairman and Co-CEO; Chris Tedford, Co-CEO; Craig Etchegoyen, President and Chief IP Officer; and Jeff Cutshall, CFO. The Company’s approximate 110 employees have more than 200 years of combined military service and are experts in manufacturing, engineering, and quality control.

Advisors

Stout Capital, LLC is acting as financial advisor to True Velocity. IB Capital LLC is acting as M&A advisor to True Velocity. Lathrop GPM LLP and Shearman & Sterling LLP are acting as legal advisors to True Velocity. I-Bankers Securities, Inc. is acting as financial advisor to Breeze Holdings. ArentFox Schiff LLP and Woolery & Co. PLLC are acting as legal advisors to Breeze Holdings. Marshall & Stevens Transaction Advisory Services LLC is acting as the fairness opinion provider to the board of directors of Breeze Holdings.

Conference Call Information

True Velocity and Breeze Holdings will host a joint investor conference call to discuss the transaction. The details are provided below.

Date: Tuesday, November 1, 2022

Time: 8:00 a.m. Eastern Time

To register for the conference call, please click here and fill in your information.

The conference call will also be broadcast live and available for replay here and on True Velocity’s website at www.tvammo.com.

If you have any difficulty connecting with the call or webcast, please contact Gateway Group at (949) 574-3860.

About TV Ammo, Inc.

Founded in 2012 True Velocity is delivering real innovation to the ammunition industry through proprietary processes, superior services, and unmatched products. True Velocity’s composite cartridges are a step toward the future of national defense, self-defense, hunting, and sport shooting and are a critical component of force modernization for defense agencies worldwide. Approximately 30 percent lighter than traditional brass-cased cartridges, True Velocity’s composite-cased ammunition provides significant shipping and logistical cost savings, while also delivering improved accuracy, enhanced efficiency, unprecedented consistency, and reduced supply chain risk. With approximately 300 patents pending or issued on its products, technology, and manufacturing processes, True Velocity is on a mission to produce the best ammunition in the world. To learn more about True Velocity, visit www.tvammo.com

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combinations with one or more businesses or entities.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction involving Breeze Holdings and True Velocity. In connection with the proposed transaction, Breeze Holdings intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of True Velocity, Inc. with respect to the shares of True Velocity, Inc. common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). This document is not a substitute for the Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus (if and when available) will be delivered to Breeze Holdings’ and True Velocity’s stockholders. Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND TRUE VELOICTY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BREEZE HOLDINGS, TRUE VELOCITY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders of Breeze Holdings and True Velocity may obtain free copies of the Registration Statement and Proxy Statement/Prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings, True Velocity and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings and True Velocity in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022 (the “Annual Report”). To the extent that holdings of Breeze Holdings’ securities have changed since the amounts included in the Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, among other things, statements regarding the anticipated benefits and impact of the proposed transaction on the combined company’s business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the industries and markets in which True Velocity competes, the success and customer acceptance of True Velocity’s product and service offerings and other aspects of True Velocity’s operations, plans, objectives, opportunities, expectations or operating results, the expected ownership structure of the combined company and the likelihood and ability of the parties to successfully consummate the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “intend,” “estimated,” “target,” “project,” and similar phrases or words of similar meaning that denote future expectations or intent regarding the combined company’s financial results, operations and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Such forward-looking statements are based upon the current beliefs and expectations of management and are inherently subject to significant business, economic and competitive risks, uncertainties and other factors, both known and unknown, which are difficult to predict and generally beyond our control and that may cause actual results and the timing of future events to differ materially from the results and timing of future events anticipated by the forward-looking statements in this press release, including but not limited to: (i) the ability of the parties to complete the proposed transaction within the time frame anticipated or at all, which may adversely impact the price of Breeze Holdings’ securities; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the proposed transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (iv) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the definitive merger agreement by the stockholders of Breeze Holdings or True Velocity, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings, the receipt of any required governmental or regulatory approvals or the failure to meet the Nasdaq listing standards in connection with the closing of the proposed transaction; (v) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive merger agreement; (vii) the impact of the COVID-19 pandemic or related governmental or regulatory orders ; (viii) the effect of the announcement or pendency of the proposed transaction on True Velocity’s business relationships, performance and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of True Velocity and any potential difficulties in True Velocity employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against True Velocity or Breeze Holdings related to the definitive merger agreement or the proposed transaction or any product liability or regulatory lawsuits or proceedings relating to True Velocity’s products or services; (xi) the ability to maintain the listing of Breeze Holdings’ (and after the closing of the proposed transaction, True Velocity, Inc.’s) securities on the Nasdaq Capital Market; (xii) potential volatility in the price of Breeze Holdings’ securities due to a variety of factors, including changes in the competitive and highly regulated industries in which True Velocity operates, variations in performance across competitors, changes in laws and regulations affecting True Velocity’s business, and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industries in which True Velocity operates or the markets that True Velocity targets; (xv) the inability of True Velocity and its current and future collaborators to successfully develop and commercialize True Velocity’s products and services in the expected time frame or at all; (xvi) the risk that the combined company may never achieve or sustain profitability or may need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xvii) the costs of the proposed transaction. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings from time to time. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. The forward-looking statements included in this press release are made only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof. Forecasts and estimates regarding True Velocity’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any proxy, consent, vote or approval with respect to any securities in respect of the proposed transaction and is not a substitute for the Proxy Statement/Prospectus or any other document that Breeze Holdings may file with the SEC or send to Breeze Holdings’ or True Velocity’s stockholders in connection with the proposed transaction. No offer, sale, issuance or transfer of securities shall be made in any jurisdiction in which such offer, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts:

True Velocity

Jeff Cutshall

Chief Financial Officer

(972) 487-6500

Investor Relations

Cody Slach and Cody Cree

Gateway Group

BREZ@gatewayir.com

(949) 574-3860